Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 17, 2007

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K shall be deemed to be filed and incorporated by reference in the Registration Statements on Form F-4 (File No. 333-141445) and Form F-3 (File No. 333-143339) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report on Form 6-K contains a press release issued by Statoil ASA on September 17, 2007, entitled "Capital reduction ".

Capital reduction

Statoil ASA has completed a capital reduction through redemption and annulment of in total 20.158.848 shares with a par value of 2,50 NOK per share.

14.291.848 shares have been redeemed and annulled from the Norwegian state, represented by the Ministry of Petroleum and Energy. In addition 5.867.000 own shares have been annulled. This is in accordance with the resolution made by the Extraordinary General Meeting on 5 July 2007 and relates to the share repurchase authorization granted by the Annual General Meeting on 10 May 2006.

Following the capital reduction the total number of shares issued is 2.145.984.867 each with a par value of 2.50 NOK per share.

STATOIL ASA (Registrant)
Dated: September 17, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer